Free Writing Prospectus to Preliminary Pricing Supplement No. 1,311

Registration Statement Nos. 333-275587; 333-275587-01

Dated March 4, 2024; Filed pursuant to Rule 433

Morgan Stanley

5-Year S&P® U.S. Equity Momentum 40% VT 4% Decrement Index Jump Notes with Auto-Callable Feature

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying:	S&P® U.S. Equity Momentum 40% VT 4% Decrement Index (SPUMP40)
Early redemption:	Determination dates:		Redemption threshold level:	Call payment:
	1st:	March 25, 2025	100%	At least $1,075.00
	2nd:	March 25, 2026		At least $1,150.00
	3rd:	March 25, 2027		At least $1,225.00
	4th:	March 27, 2028		At least $1,300.00
Pricing date:	March 25, 2024
Final determination date:	March 26, 2029
Maturity date:	March 29, 2029
CUSIP:	61771W6L7
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988224006871/ms1311_424b2-04195.htm

1All payments are subject to our credit risk

Hypothetical Examples

Early Redemption[1]
Date	Change in Underlying	Payment (per note)
1st Determination Date:	-20%	--
2nd Determination Date:	+20%	$1,150.00*
The notes are automatically redeemed on the second annual early redemption date. Investors will receive a payment of $1,150.00 per note on the related early redemption date.

*Assumes a call return of 7.50% per annum

Hypothetical Payout at Maturity[1]

Assuming the index closing value on each annual determination date is less than the applicable redemption threshold level, and, consequently, the notes are not automatically redeemed prior to, and remain outstanding until, maturity:

Change in Underlying	Payment (per note)
+40%	$1,375.00*
+30%	$1,375.00*
+20%	$1,375.00*
+15%	$1,375.00*
+10%	$1,375.00*
+5%	$1,375.00*
0%	$1,375.00*
-5%	$1,000.00
-10%	$1,000.00
-15%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00

*Assumes a call return of 7.50% per annum

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●The appreciation potential of the notes is limited by the fixed early redemption payment or payment at maturity specified for each determination date.

●If the notes are automatically redeemed prior to maturity, the appreciation potential of the notes is limited by the fixed early redemption payment specified for each of the first four annual determination dates.

●The automatic early redemption feature may limit the term of your investment to as short as approximately one year. If the notes are redeemed early, you may not be able to reinvest at comparable terms or returns.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is approximately $932.10 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Investing in the notes is not equivalent to investing in the underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 5-year term of the notes.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Index

●No assurance can be given that the investment strategy used to construct the underlying index will achieve its intended results or that the underlying index will be successful or will outperform any alternative index or strategy that might reference the Index Components.

●The decrement of 4% per annum will adversely affect the performance of the underlying index in all cases, whether the underlying index appreciates or depreciates.

●The underlying index is subject to risks associated with the use of significant leverage.

●The underlying index may not be fully invested.

●The underlying index was established on March 14, 2022 and therefore has very limited operating history.

●As the underlying index is new and has very limited historical performance, any investment in the underlying index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●Higher future prices of the futures contracts to which the Index is linked relative to their current prices may adversely affect the value of the underlying index and the value of the notes.

●Suspensions or disruptions of market trading in futures markets could adversely affect the price of the notes.

●Legal and regulatory changes could adversely affect the return on and value of your notes.

●The E-mini Russell 2000 Futures are one of the Index Components and are subject to risks associated with small-capitalization companies.

●Adjustments to the underlying index could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.